

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

February 12, 2010

<u>**Via U.S. mail and facsimile**</u>

Mr. Dino A. Rossi
Chairman, President and Chief Executive Officer
Balchem Corporation
P.O. Box 600
New Hampton, NY 10958

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 28, 2009**
> **File No. 001-13648**

Dear Mr. Rossi:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief